09042414

Mail Processing Section

AUG 3 1 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Protected Investors of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco, California 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita Buchfinck (415) 398-4363
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 9/10

AB 9/24

PROTECTED INVESTORS OF AMERICA

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2009

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

OATH OR AFFIRMATION

I, John Armstead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Protected Investors of America, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 8-27-09
Signature

CFO
Title

See attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of August, 2009, by John Armstead --------------
---,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SONYA DREIZLER
Commission # 1715360
Notary Public - California
San Francisco County
My Comm. Expires Jan 7, 2011

(Seal) Signature ____________

Jurat Attached to:
Protected Investors of American
Report on Examination of Financial Statements
Year Ended June 30, 2009
Oath or Affirmation of John Armstead, CFO signed August 27, 2009

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 27, 2009

Board of Directors
Protected Investors of America
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Protected Investors of America, as of June 30, 2009, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Protected Investors of America. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2009, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PROTECTED INVESTORS OF AMERICA

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

CASH		$ 552 245
DEPOSIT – NATIONAL FINANCIAL SERVICES		50 000
COMMISSIONS RECEIVABLE FROM BROKER DEALERS, MUTUAL FUNDS AND FEES		640 388
INCOME TAXES ($175,000 REFUNDABLE)		181 208
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $217,045		41 921
OTHER ASSETS		10 798
		$1 476 560

LIABILITIES AND SHAREHOLDERS' EQUITY

COMMISSIONS PAYABLE		$ 528 677
ACCRUED SALARIES AND BENEFITS		22 670
ACCRUED EXPENSES		77 864
TOTAL LIABILITIES		629 211
SHAREHOLDERS' EQUITY:		
COMMON STOCK - NO PAR VALUE:		
AUTHORIZED 400,000 SHARES		
ISSUED AND OUTSTANDING 171,611 SHARES	$ 66 957	
ADDITIONAL PAID-IN CAPITAL	621 065	
RETAINED EARNINGS	159 327	847 349
		$1 476 560

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

REVENUES:		
Commissions		$3 855 191
Asset management and advisory services		2 033 421
Investment income		9 439
Other income (expenses)		(13 117)
Other losses		(638 400)
		5 246 534
EXPENSES:		
Commissions	$4 717 962	
Officers and employees compensation and benefits	585 554	
Other operating expenses	402 894	
Rent	105 439	
Depreciation	12 998	
	5 824 847	
Less reimbursed expenses	(35 551)	5 789 296
LOSS BEFORE INCOME TAXES		(542 762)
INCOME TAXES ($5,000 deferred and $175,000 refundable)		171 000
NET LOSS		$(371 762)

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2008	$66 957	$609 508	$532 889	$1 209 354
SHARES ISSUED		11 557		11 557
SHARES REDEEMED			(1 800)	(1 800)
NET LOSS			(371 762)	(371 762)
BALANCE AT JUNE 30, 2009	$66 957	$621 065	$159 327	$847 349

See notes to financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN CASH FLOW

YEAR ENDED JUNE 30, 2009

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss		$(371 762)
Adjustments to reconcile net loss to net cash		
Provided (used) by operating activities:		
Depreciation and amortization		12 998
Decrease in unrealized gains on securities		6 029
Changes in assets and liabilities:		
Commissions receivable		178 338
Deferred income taxes		(5 000)
Other assets		31 521
Commissions payable		(227 085)
Accrued expenses		(35 277)
Accrued salaries and benefits		(66 782)
Federal and state taxes		(148 433)
CASH USED BY OPERATING ACITIVITIES		(625 453)
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Basis of securities sold	807 670	
CASH PROVIDED BY INVESTMENT ACTIVITIES		807 670
CASH FLOW FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of shares	11 557	
Net cost of shares redeemed	(1 800)	
CASH PROVIDED BY FINANCING ACTIVITIES		9 757
NET INCREASE IN CASH		191 974
CASH AND CASH EQUIVALENTS, beginning of year		360 271
CASH AND CASH EQUIVALENTS, end of year		$552 245
INCOME TAXES PAID		$ 800
INTEREST EXPENSE		$ 25 543

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Protected Investors of America is a licensed securities broker-dealer and investment advisor engaged in the sale and management of marketable securities, mutual funds, insurance and other investment products primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into a contract with National Financial Services Corp. who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly and recognized when billed.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Asset Valuations

Securities owned are stated at market values. Securities not readily marketable, include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by management.

Income Taxes

Deferred income taxes result from reporting changes in the carrying value of securities and from deducting deferred compensation and paid time off for financial statement purposes prior to deducting those items for tax purposes.

Statement of Cash Flow

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2009.

NOTE B - DEPOSIT

The Company has deposited $50,000 with National Financial Services Corp. as security for its transactions with National. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - EXECUTIVE COMPENSATION

The Company has entered into an agreement with certain officers whereby they receive base compensation plus .50% of the monthly revenues of the Company, excluding investment income.

Other employees receive base salary plus .83% of monthly revenue, excluding investment income.

NOTE D - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2009 and 2012. Minimum rental payments for the next three years are as follows:

2010	106,000
2011	75,000
2012	9,000

NOTE E - PENSION PLAN

The Company has established a 401(k) Plan for all full time employees. The Plan requires a 3% Company contribution, which amounted to $13,845 for the June 30, 2009 year end.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions and asset management and advisory fees receivables are limited due to the fact that most receivables are not payable to registered representatives until collected, and are due from numerous mutual funds and individuals. As of June 30, 2009, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2009 the Corporation had net capital of $570,625 and aggregate indebtedness of approximately $629,000, a ratio of 1.10 to 1.00.

NOTE I - OTHER LOSS

On August 8, 2009, unauthorized trades were placed by unknown persons who accessed various client accounts and placed numerous fraudulent trades. As a result of these illegal trades, the Company lost approximately $888,000 ($638,000 net of recovery of $250,000 from it's insurance carrier). The Company is currently pursuing various avenues to recover the losses. It is not known when or to what extent the Company will recover this loss. Any forthcoming recovery will be recognized in the period it is awarded or received.

SUPPLEMENTAL INFORMATION

PROTECTED INVESTORS OF AMERICA

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2009

COMPUTATION OF NET CAPITAL		
Stockholders' Equity		$ 847 389
NON-ALLOWABLE ASSETS:		
Other Assets	$233 927	
Net 12b-1 Fees Receivable	39 017	
Total Non-Allowable Assets		(272 944)
HAIRCUTS ON SECURITIES:		
Money Market Accounts	3 820	
Total Haircuts		(3 820)
NET CAPITAL		$ 570 625
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$ 629 211
Ratio of Aggregate Indebtedness to Net Capital		1.10 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 41 949
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 50 000
Excess Net Capital		$ 520 625

PROTECTED INVESTORS OF AMERICA

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2009

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through National Financial Services Corporation on a fully disclosed basis.

PROTECTED INVESTORS OF AMERICA

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2009

The difference between net capital on the respondent's June 30, 2009 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$506 255
Add:	Increase in net receivables	$129 164	
	Decrease in non-allowable assets	3 594	
	Income tax adjustments	11 000	143 758
Deduct:	Other net income adjustments	27 373	
	Depreciation	12 998	
	12(b)1 fees receivable	39 017	(79 388)
Net capital per this report			$570 625

K·H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 27, 2009

Board of Directors
Protected Investors of America
San Francisco, California

In planning and performing my audit of the financial statements of Protected Investors of America for the year ended June 30, 2009 on which I issued my report dated August 27, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant